SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                             CUSIP NO.: 23325G 10 4


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)*

                              dj Orthopedics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   23325G 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                               Page 1 of 14 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                             CUSIP NO.: 23325G 10 4


--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (23A SBIC), L.P. (formerly known
          as J.P. Morgan Partners (23A SBIC), LLC)              13-3986302
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization Delaware.
--------------------------------------------------------------------------------
                         5.   Sole
                              Voting Power        214,140 shares of Common Stock
                        --------------------------------------------------------
                         6.   Shared
  Number of Shares            Voting Power              0 shares of Common Stock
  Beneficially Owned    --------------------------------------------------------
  by Each Reporting      7.   Sole
  Person With                 Dispositive Power   214,140 shares of Common Stock
                        --------------------------------------------------------
                         8.   Shared
                              Dispositive Power         0 shares of Common Stock
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned
          by Each Reporting Person                214,140 shares of Common Stock
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (11) 1.2%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)

          PN
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

                               Page 2 of 14 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                             CUSIP NO.: 23325G 10 4


--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan DJ Partners, LLC
          52-2157538
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)   X

          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization     Delaware.
--------------------------------------------------------------------------------
                         5.   Sole
                              Voting Power      8,167,512 shares of common Stock
                       ---------------------------------------------------------
  Number of Shares       6.   Shared
  Beneficially Owned          Voting Power              0 shares of Common Stock
  by Each Reporting    ---------------------------------------------------------
  Person With            7.   Sole
                              Dispositive Power        8,167,512 of Common Stock
                       ---------------------------------------------------------
                         8.   Shared
                              Dispositive Power         0 shares of Common Stock
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned
          by Each Reporting Person              8,167,512 shares of Common Stock
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)       45.7%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)

          OO
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

                               Page 3 of 14 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                             CUSIP NO.: 23325G 10 4


PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect a change in the Controlling Persons of the Report Person and the name of J.P. Morgan Partners (23A SBIC), LLC to J.P. Morgan Partners (23A
SBIC), L.P.


          ITEM 1.

          a.   The name of the issuer is dj Orthopedics, Inc. (the "Issuer")

          b. The principal executive office of the Issuer is located at 2985 Scott Street, Vista, CA 92083

          ITEM 2.

          a.   J.P. Morgan Partners (23A SBIC), L.P. J.P. Morgan DJ Partners,
               LLC

               Supplemental information relating to the ownership and control of the persons filing this statement is included in Exhibit 2(a) attached hereto.

          b.   c/o J.P. Morgan Partners, LLC
               1221 Avenue of the Americas - 40th Floor
               New York, NY 10020

          c.   Delaware

          d. The class of securities to which the statement relates is Common Stock.

          e.   The CUSIP Number is 23325G 10 4

          ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b), OR SS.SS.240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     Not applicable.

          ITEM 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          a.   Amount Beneficially Owned:

     J.P. Morgan Partners (23A SBIC), L.P.:       214,140
     J.P. Morgan DJ Partners, LLC               8,167,512


          b.   Percentage of Class:

     J.P. Morgan Partners (23A SBIC), L.P    1.2%
     J.P. Morgan DJ Partners, LLC           45.7%


                               Page 4 of 14 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                             CUSIP NO.: 23325G 10 4


     Aggregate:                                             46.9%
                                                            ----

          c.   Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:


     J.P. Morgan Partners (23A SBIC), L.P.        214,140
     J.P. Morgan DJ Partners, LLC               8,167,512

               (ii)  Shared power to vote or direct the vote:

     J.P. Morgan Partners (23A SBIC), L.P.      0
     J.P. Morgan DJ Partners, LLC               0

               (iii) Sole power to dispose or direct the disposition of:

     J.P. Morgan Partners (23A SBIC), L.P.        214,140
     J.P. Morgan DJ Partners, LLC               8,167,512

               (iv)  Shared power to dispose or direct the disposition of:

     J.P. Morgan Partners (23A SBIC), L.P.      0
     J.P. Morgan DJ Partners, LLC               0


     ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.

     ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

     Not applicable.

     ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

     ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

     ITEM 10. CERTIFICATION

     Not applicable.

                               Page 5 of 14 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                             CUSIP NO.: 23325G 10 4


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    February 11, 2004



                              J.P. MORGAN PARTNERS (23A SBIC), L.P.

                              By: J.P. Morgan Partners (23A SBIC Manager), Inc.,
                                  Its General Partner

                              By:  /s/ Jeffrey C. Walker
                                  ----------------------------------------------
                                  Name:   Jeffrey C. Walker
                                  Title:  President




                              J.P. MORGAN DJ PARTNERS, LLC

                              By: J.P. Morgan Partners (23A SBIC), L.P.,
                                  Its Managing Member

                              By: J.P. Morgan Partners (23A SBIC Manager), Inc.,
                                  Its General Partner

                              By:  /s/ Jeffrey C. Walker
                                  ----------------------------------------------
                                  Name:   Jeffrey C. Walker
                                  Title:  President


                               Page 6 of 14 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                             CUSIP NO.: 23325G 10 4


                                  EXHIBIT 2(a)

This statement is being filed by J.P. Morgan Partners (23A SBIC), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (23A SBIC)") and J.P. Morgan DJ Partners, LLC, a Delaware limited liability company (hereinafter referred to as "JPMDJ Partners"). The principal office of JPMP 23A SBIC and JPMDJ Partners is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, 40th Floor, New York, NY 10020.

JPMP (23A SBIC) and JPMDJ Partners are engaged in the venture capital and leveraged buyout business. JPMP (23A SBIC) owns 86.9% of the common equity of JPMDJ Partners. Investment and voting control of the shares of common stock of the Issuer beneficially owned by JPMDJ Partners are vested in its Managing Member, JPMP (23A SBIC), pursuant to the limited liability company agreement of JPMDJ Partners. Until December 18, 2002, the managing member of JPMDJ Partners was J.P. Morgan Fairfield Partners, LLC (hereinafter referred to as "JPM Fairfield"), a Delaware limited liability company, whose sole managing member was Charles T. Orsatti. On December 18, 2002, JPM Fairfield was replaced as managing member of JPMDJ Partners by JPMP (23A SBIC).

The General Partner of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc., a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (23A Manager).

JPMP (23A Manager) is a wholly owned subsidiary of JPMorgan Chase Bank, a New York corporation, (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.

Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co., a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


                               Page 7 of 14 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                             CUSIP NO.: 23325G 10 4


                                  EXHIBIT 2(b)

                             JOINT FILING AGREEMENT


     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this    11th day of February, 2004.



                              J.P. MORGAN PARTNERS (23A SBIC), L.P.

                              By: J.P. Morgan Partners (23A SBIC Manager), Inc.,
                                  Its General Partner

                              By:  /s/ Jeffrey C. Walker
                                  ----------------------------------------------
                                  Name:   Jeffrey C. Walker
                                  Title:  President


                              J.P. MORGAN DJ PARTNERS, LLC

                              By: J.P. Morgan Partners (23A SBIC), L.P.,
                                  its Managing Member

                              By: J.P. Morgan Partners (23A SBIC Manager), Inc.,
                                  Its General Partner

                              By:  /s/ Jeffrey C. Walker
                                  ----------------------------------------------
                                  Name:   Jeffrey C. Walker
                                  Title:  President


                               Page 8 of 14 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                             CUSIP NO.: 23325G 10 4

                                                                      SCHEDULE A


                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.

                             EXECUTIVE OFFICERS(1)

President                                     Jeffrey C. Walker*
Chief Investment Officer                      Arnold L. Chavkin*
Managing Director                             Dr. Dana Beth Ardi*
Managing Director                             Christopher C. Behrens*
Managing Director                             Julie Casella-Esposito*
Managing Director                             Rodney A. Ferguson*
Managing Director                             Cornell P. French*
Managing Director                             Michael R. Hannon*
Managing Director                             Alfredo Irigoin*
Managing Director                             Andrew Kahn*
Managing Director                             Jonathan R. Lynch*
Managing Director                             Stephen P. Murray*
Managing Director                             Timothy Purcell*
Managing Director                             Faith Rosenfeld*
Managing Director                             Shahan D. Soghikian*
Managing Director                             Timothy J. Walsh*
Managing Director                             Richard D. Waters, Jr.*
Managing Director                             Damion E. Wicker, M.D.*


                                  DIRECTORS(1)

                               Jeffrey C. Walker*


---------------------------
(1)  Each of whom is a United States citizen except for Mr. Irigoin.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


                               Page 9 of 14 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                             CUSIP NO.: 23325G 10 4

                                                                      SCHEDULE B


                            THE CHASE MANHATTAN BANK

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
Vice Chairman                                           David A. Coulter*
Vice Chairman                                           Thomas B. Ketchum*
Vice Chairman; Co-Chief Executive Officer,
  Investment Bank                                       Donald H. Layton*
Vice Chairman; Head of Finance, Risk Management
  and Administration                                    Marc J. Shapiro*
Vice Chairman                                           Jeffrey C. Walker**
Executive Officer                                       Donald H. McCree III*
Chief Financial Officer                                 Dina Dublon*
General Counsel                                         William H. McDavid*
Director of Human Resources                             John J. Farrell*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Executive Vice President; Head of Market
  Risk Management                                       Lesley Daniels Webster*
Controller                                              Joseph L. Scalfani*


---------------------------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.


                              Page 10 of 14 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                             CUSIP NO.: 23325G 10 4


                                  DIRECTORS(1)

                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer              Retired Chairman of the Board and
                               Chief Executive Officer
                               Deere & Company
                               One John Deere Place
                               Moline, IL 61265
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.         President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, New York  10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy           Chairman of the Board
                               Honeywell International
                               P.O. Box 3000
                               Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
Ellen V. Futter                President and Trustee
                               American Museum of Natural History
                               Central Park West at 79th Street
                               New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III          President and Chief Executive Officer
                               The College Fund/UNCF
                               9860 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.      Chairman of the Board and Chief Executive Officer
                               J.P. Morgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan              Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                               New York, New York  10036
--------------------------------------------------------------------------------


---------------------------
(1)  Each of whom is a United States citizen.


                              Page 11 of 14 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                             CUSIP NO.: 23325G 10 4

                                                                      SCHEDULE C


                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
Vice Chairman                                           David A. Coulter*
Vice Chairman                                           Thomas B. Ketchum*
Vice Chairman                                           Donald H. Layton*
Vice Chairman                                           Jeffrey C. Walker**
Vice Chairman; Head of Finance, Risk Management
  and Administration                                    Marc J. Shapiro*
Executive Officer                                       Donald H. McCree III*
Executive Vice President; Chief Financial Officer       Dina Dublon*
Executive Vice President; Head of Market
  Risk Management                                       Lesley Daniels Webster*
General Counsel                                         William H. McDavid*
Director of Human Resources                             John J. Farrell*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Controller                                              Joseph L. Scalfani*


---------------------------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.


                              Page 12 of 14 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                             CUSIP NO.: 23325G 10 4


                                  DIRECTORS(1)

                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer              Retired Chairman of the Board and
                               Chief Executive Officer
                               Deere & Company
                               One John Deere Place
                               Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel              Chairman and Chief Executive Officer
                               Bechtel Group, Inc.
                               P.O. Box 193965
                               San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.         President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, New York  10019
--------------------------------------------------------------------------------
 John H. Biggs                 Former Chairman and Chief Executive Officer
                               TIAA-CREF
                               730 Third Avenue
                               25th Floor
                               New York, NY  10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy           Chairman of the Board
                               Honeywell International
                               P.O. Box 3000
                               Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns              Chairman of the Board
                               Ryder System,  Inc.
                               3600 N.W. 82nd Avenue
                               Miami, Florida 33166
--------------------------------------------------------------------------------
Ellen V. Futter                President and Trustee
                               American Museum of Natural History
                               Central Park West at 79th Street
                               New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III          President and Chief Executive Officer
                               The College Fund/UNCF
                               9860 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.      Chairman of the Board and Chief Executive Officer
                               J.P. Morgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------


---------------------------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.


                              Page 13 of 14 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                             CUSIP NO.: 23325G 10 4


                                  DIRECTORS(1)

                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Helene L. Kaplan              Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                               New York, New York  10036
--------------------------------------------------------------------------------
 Lee R. Raymond                Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               5959 Las Colinas Boulevard
                               Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford              Chairman of the Board
                               American Home Products Corporation
                               5 Giralda Farms
                               Madison, New Jersey  07940
--------------------------------------------------------------------------------


                              Page 14 of 14 pages